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From: International Briquettes Holding, IBH                           [IBH LOGO]
Contact: Armando Rondon
Investor Relations
Telephones: (58-212) 707.62.80 / 61.27
Telefax: (58-212) 707.63.52
E-mail: armando.rondon@sivensa.com


FOR ITS IMMEDIATE DISTRIBUTION:


          INTERNATIONAL BRIQUETTES HOLDING TO VOLUNTARILY DELIST FROM
                           THE NASDAQ SMALLCAP MARKET

Caracas, January 28, 2003 - International Briquettes Holding (Nasdaq: "IBHVF") today announced that the Company will voluntarily delist its shares from The Nasdaq SmallCap Market ("Nasdaq").

It is expected that this delisting will be effective from the opening of business on February 18, 2003. Trading of the Company's shares on Nasdaq will cease upon delisting. The Company's shares will continue to trade and be listed on the Caracas Stock Exchange.

The shareholders of the Company approved the delisting of the Company's shares at the Company's annual shareholder meeting held on January 27, 2003. The delisting of the Company's shares was sought in light of the particular situation of the Company and the need of using efficiently its resources. For these reasons, the Company decided that the administrative costs of maintaining a listing on the Nasdaq SmallCap Market were not justified.

Individuals who wish to sell the Company's shares on the Nasdaq SmallCap Market before the close of trading on February 17, 2003 should consult their brokers.

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This press release may contain statements about future events and financial results that are forward-looking and subject to substantial risks and uncertainties. Actual results could differ materially from those indicated in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed include economic considerations that could affect demand for hot briquetted iron (HBI), competition, general economic conditions in Venezuela and in the global steel industry, the availability and terms of financing and the risk factors set forth in IBH's various filings with the U.S. Securities and Exchange Commission and the Comision Nacional de Valores of Venezuela. IBH undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.